EXHIBIT 12
NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Earnings available for fixed charges:
Income (loss) from continuing operations	$53.5	($155.7)	$241.8	($65.1)
Fixed charges:
Interest expense	37.3	32.3	104.9	95.8
Portion of rent determined to be interest (1)	10.2	10.4	30.5	29.9
Equity earnings	(0.2)	(0.2)	(0.7)	(0.7)

	$100.8	($113.2)	$376.5	$59.9

Fixed charges:
Interest expense	$37.3	$32.3	$104.9	$95.8
Portion of rent determined to be interest (1)	10.2	10.4	30.5	29.9

	$47.5	$42.7	$135.4	$125.7

Ratio of earnings to fixed charges	2.12	(2.65)	2.78	0.48

(1) A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.